Exhibit 4.4

CERTAIN IDENTIFIED INFORMATION MARKED AT THE APPROPRIATE PLACE WITH THREE ASTERISKS [***] HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

AMENDMENT AND RESTATEMENT AGREEMENT

This amendment and restatement agreement (“Amendment Agreement”), effective as of 31 December 2021, is made by and between Opera Norway AS (formerly known as Opera Software AS), a company incorporated under the laws of Norway whose registered office is at Vitaminveien 4, 0485, Oslo, Norway (“Opera”), and Google Ireland Limited, a company incorporated under the laws of Ireland whose principal place of business is at Gordon House, Barrow Street, Dublin 4 (“Google”).

INTRODUCTION

(A)	Google and Opera are parties to a Google Distribution Agreement, with an effective date of 1 August 2012 (as amended and novated to date, the “Agreement”).

(b)	The parties now wish to amend and restate the Agreement in the manner set out in this Amendment Agreement.

AGREED TERMS

1.	DEFINITIONS AND INTERPRETATION

1.1	Capitalised terms used but not defined in this Amendment Agreement shall have the same meaning as in the Agreement.

1.2	Unless the context otherwise requires, references in the Agreement to "this Agreement" shall be to the Agreement as amended and restated by this Amendment Agreement.

2.	AMENDMENT AND RESTATEMENT

With effect on and from 1 January 2022 (the “2022 Renewal Date”), the Agreement shall be amended and restated in the form set out in the Appendix to this Amendment Agreement such that, on and from that date, the rights and obligations of the parties shall be governed by and construed in accordance with the provisions of the Appendix to this Amendment Agreement.

3.	CONTINUATION

The Agreement shall remain in full force and effect unchanged except as modified by this Amendment Agreement.

4.	GOVERNING LAW AND JURISDICTION

This Amendment Agreement is governed by English law and the parties submit to the exclusive jurisdiction of the English courts in relation to any dispute (contractual or non-contractual) concerning this Amendment Agreement.

SIGNED BY THE PARTIES ON THE DATES STATED BELOW

Opera	Google
By: /s/ Joakim Kasbohm	By: /s/ Nick Leeder
Name: Joakim Kasbohm	Name: Marie-Claire Twomey For, Nick Leeder
Title: SVP Finance	Title: Director
Date: December 14, 2021	Date: December 15, 2021

APPENDIX

GOOGLE DISTRIBUTION AGREEMENT

This Distribution Agreement including all schedules and exhibits (collectively referred to as the “Agreement”), effective as of 1 August 2012 (the “Effective Date”), is made by and between Opera Software AS, a company incorporated under the laws of Norway whose registered office is at Gjerdrums vei 19, 0484, Oslo, Norway (“Opera”), and Google Ireland Limited, a company incorporated under the laws of Ireland whose principal place of business is at Gordon House, Barrow Street, Dublin 4 (“Google”).

1.	Definitions

1.1	“2015 Renewal Date” means 1 May 2015.

1.1A	“2018 Renewal Date” means 1 January 2018.

1.1B	“2022 Renewal Date” means 1 January 2022.

1.1	Not used.

1.2	“Ad” means an individual advertisement provided by Google in response to a query entered into a Search Access Point.

1.3	“Ad Deduction” means [***].

1.4	“Ad Revenues” means for any period during the Term, revenues that are recognised by Google from clicks on Ads on Search Results Pages in that period.

1.5	“Amendment Effective Date” means 1 June 2013.

1.6	Not used.

1.7	Not used.

1.8	Not used.

1.9	Not used.

1.10	“Brand Features” means trade names, trademarks, logos and other distinctive brand features of the relevant entity.

1.11

“Client ID” means a unique alpha numeric code provided by Google to Opera to be used by Opera to identify Payable Desktop Queries, Payable Smartphone Queries and/or Payable Feature Phone Queries made under Schedule One. Client IDs may be modified by Google from time to time in its sole discretion upon not less than fourteen (14) days’ written notice to Opera.

1.12	Not used.

1.13

“Confidential Information” means information disclosed by (or on behalf of) one party to the other party under or in connection with this Agreement that is marked as confidential or, from its nature, content or the circumstances in which it is disclosed, might reasonably be supposed to be confidential ([***].) It does not include information that the recipient already knew, that becomes public through no fault of the recipient, that was independently developed by the recipient or that was lawfully given to the recipient by a third party.

1.14	“Contract Year” means one year commencing on the Effective Date and then on each anniversary of that date.

1.15

“Default Search Provider” means that the Google Search Service will be pre-set and automatically used as the internet search service when an End User conducts a search from the applicable Search Access Point unless the End User actively selects another internet search service.

1.16	“Desktop Search Bookmark Territories” means [***].

1.17	“Destination Page” means any web page which may be accessed by clicking on any portion of an Ad or Search Result served by Google under this Agreement.

1.18	“Device” means a Feature Phone or a Smartphone.

1.19	Not used.

1.20	Not used.

1.21	Not used.

1.22	Not used.

1.23	“End User” means an individual human end user of the applicable browser, using the browser by non-automated means.

1.24	Not used.

1.25	“Excluded Opera Browser” means [***].

1.26	“Excluded Opera Desktop Browser” means [***].

1.27	“Excluded Opera Mini Browser” means [***].

1.28	“Excluded Opera Mobile Browser” means [***].

1.29	“Excluded Search Access Points” has the meaning [***].

1.30	Not used.

1.31	“Existing Install Base” means [***].

1.32

“EU GDPR” means Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC.

1.33	“Feature Phone” means any mobile wireless device that is not a Smartphone.

1.34	Not used.

1.35	Not used.

1.36	“GDPR” means, as applicable: (a) the EU GDPR; and/or (b) the UK GDPR.

1.37	“Google+” means the Google Product known as at the Effective Date as ‘Google+’ and all successors, updates and/or replacements of such product from time to time.

1.38	Not used.

1.39	“Google Account” means the unified sign-in system in the form of an account created by an End User that provides access to a variety of Google Products.

1.40

“Google Assistant” means the assistive service provided by Google or a Google Group Company that performs actions in response to end user voice and text queries and instructions, and which is currently known as “Google Assistant” but as may be renamed by Google or a Google Group Company from time to time.

1.41	“Google Brand Features” means the Brand Features of Google or any Google Group Company.

1.42

“Google Branding Guidelines” means the applicable Google branding guidelines located at http://www.google.com/permissions/guidelines.html (or such different URL as Google may provide to Opera from time to time), together with such additional brand treatment guidelines as Google may make available to Opera from time to time.

1.43	“Google Extension” has the meaning given in clause 9.1 of this Agreement.

1.44	“Google Opera Browser” means each:

(a)

Included Opera Desktop Browser; Included Opera Mini Browser; and Included Opera Mobile Browser, which has Google set as the Default Search Provider for all Search Access Points in accordance with clause 2 of Schedule One.

(b)	Not used.

1.45	Not used.

1.46

“Google Product” means any products, services and/ or technology (including any API) provided or being developed by or on behalf of Google and/ or any Google Group Company from time to time (including but not limited to the Google Search Service).

1.47	“Google Search Service” means the algorithmic web search and search-based advertising service made generally available by Google at www.google.com and its international and mobile equivalents.

1.48

“Google Technical Protocols” means the Google technical protocols and other technical requirements and specifications applicable to the Google Search Service as notified by Google to Opera from time to time.

1.49

“Group Company” means in relation to each of the parties: (a) any parent company of that party; and (b) any corporate body of which that party directly or indirectly has control or which is directly or indirectly controlled by the same person or group of persons as that party.

1.50	Not used.

1.51	“Included Opera Browser” means [***].

1.52	“Included Opera Desktop Browser” means [***].

1.53	“Included Opera Mini Browser” means [***].

1.54	“Included Opera Mobile Browser” means [***].

1.55	“Initial Term” means the period beginning on the Effective Date and ending on 31 December 2024.

1.56

“Intellectual Property Rights” means all copyright, moral rights, patent rights, trade marks, design right, rights in or relating to databases, rights in or relating to confidential information, rights in relation to domain names, and any other intellectual property rights (registered or unregistered) throughout the world.

1.57	Not used.

1.58

“Material Change” means a change to the user interface of a browser which could reasonably be expected to affect usage of the Google Search Services in a Search Access Point, including (but not limited to): any changes to the format, size or placement of any Search Access Point; any change in the usage of Google Brand Features or other attribution or similar wording; or any change to the list of options which is displayed after an End User has typed a query into a Search Access Point.

1.59	Not used.

1.60	“Mobile Fixed Fee Period” means the period from the Effective Date until the date which is 18 (eighteen) months after the Effective Date.

1.61

“Mobile Next Searches” means any of the following End User actions occurring within the same user session (as determined by Google) following any Valid Search Query submitted into any Payable Mobile Search Access Point: (i) the End User selects the “next” link at the bottom of a Search Results Page in order to display a subsequent Search Results Page; (ii) the End User selects a numerically identified results page in order to display a subsequent Search Results Page; or (iii) End User enters and submits a new query into the Google search box appearing on a Search Results Page, in each case provided that a Valid Search Query is generated.

1.62

“Mobile Operator” means any mobile network operator with whom Opera has a written agreement in place (which is in effect at any time during the Term) pursuant to which Opera customises certain elements of the Opera Mini Browser and/or Opera Mobile Browser. (For the avoidance of doubt, a Mobile Operator may be a Third Party Distributor).

1.63

“Navigational Error Page” means a page displayed by Opera as a result of an end user entering a URL into the address field which does not get a server response and triggers a domain name resolution failure, as shown in Exhibit A (part g).

1.64	“Net Ad Revenue” means for any period during the Term, Ad Revenues for that period minus the Ad Deduction for that period.

1.65	”New Tab Page” means any new tab page of the type shown in Exhibit A (part f).

1.66

“Next Searches” means any of the following End User actions occurring within the same user session (as determined by Google) following any Valid Search Query submitted into any Payable Desktop Search Access Point: (i) the End User selects the “next” link at the bottom of a Search Results Page in order to display a subsequent Search Results Page; (ii) the End User selects a numerically identified results page in order to display a subsequent Search Results Page; or (iii) End User enters and submits a new query into the Google search box appearing on a Search Results Page, in each case provided that a Valid Search Query is generated.

1.67	Not used.

1.68

“Opera Desktop Browser” means any browser released by Opera (alone or in conjunction with one or more third parties) which is Opera branded, Opera co-branded or third party branded and which is a browser for desktop computers (including laptop computers and equivalent machines) or televisions, including but not limited to: (i) the browser known as at the Effective Date as ‘Opera Desktop’ (as such browser may be re-branded, updated or succeeded from time to time); the browser known as ‘Opera for GX’ (as such browser may be re-branded, updated or succeeded from time to time); and (iii) any version of ‘Opera Desktop’, ‘Opera GX’, or any other desktop browser which has been customised as a result or an arrangement or agreement between Opera and a Third Party Distributor.

1.69

“Opera Mini Browser” means Opera’s web browser known as at the Effective Date as ‘Opera Mini’ (as such browser may be re-branded, updated or succeeded from time to time), where the full version of Opera’s web browser is on the server side and a thin client in Java, Brew or similar programming language is located in an End User’s Device, including but not limited to any version of ‘Opera Mini’ which has been customised as a result of an arrangement or agreement between Opera and a Mobile Operator.

1.70

“Opera Mobile Browser” means any browser released by Opera (alone or in conjunction with one or more third parties) which is Opera branded, Opera co-branded or third party branded and which is a browser for Devices or any other wireless mobile device, excluding any Opera Mini Browser and including but not limited to: (i) the browser known as at the Effective Date as ‘Opera Mobile’ (as such browser may be re-branded, updated or succeeded from time to time); (ii) the browser known as ‘Opera Coast’ (as such browser may be re-branded, updated or succeeded from time to time); (iii) the browser known as ‘Opera for iPhone’ (as such browser may be re- branded, updated or succeeded from time to time); (iv) the browser known as ‘Opera GX for iPhone’ (as such browser may be re-branded, updated or succeeded from time to time); (v) the browser known as ‘Opera GX for Android’ (as such browser may be re-branded, updated or succeeded from time to time); (vi) the browser known as ‘Opera for Chromebook (as such browser may be re-branded, updated or succeeded from time to time); (vii) any version of ‘Opera Mobile’, ‘Opera Coast’, ‘Opera for iPhone’, ‘Opera GX for iPhone’, ‘Opera GX for Android’ or ‘ Opera for Chromebook’ which has been customised as a result of an arrangement or agreement between Opera and a Mobile Operator.

1.71

“Payable Desktop Query” means: (a) a Search Query submitted into any Payable Desktop Search Access Point which has been implemented in accordance with this Agreement and which is a Valid Search Query; and (b) Next Searches.

1.72

“Payable Desktop Search Access Point” means the Search Access Points listed in Exhibit A on any Included Opera Desktop Browser or any Opera Desktop browser which forms part of the Existing Install Base, other than any Excluded Search Access Point.

1.73

“Payable Mobile Query” means a Search Query submitted into any Payable Mobile Search Access Point which has been implemented in accordance with this Agreement and which is a Valid Search Query and Mobile Next Searches.

1.74	“Payable Smartphone Query” means a Payable Mobile Query made on a Smartphone.

1.75	“Payable Feature Phone Query” means a Payable Mobile Query made on a Feature Phone.

1.76

“Payable Mobile Search Access Point” means the Search Access Points listed in Exhibit B (part a through to part d) on: any Included Opera Mobile Browser; or any Included Opera Mini Browser or any Opera Mobile Browser or Opera Mini Browser which forms part of the Existing Install Base.

1.77	“Payable Search Access Point” means the Payable Desktop Search Access Points and the Payable Mobile Search Access Points.

1.78	“Quarter” means each consecutive 3 (three) month period during the Term, commencing on and from the Effective Date.

1.79	“Relevant Fees” has the meaning given in clause 7.4 of this Agreement.

1.80	“Result” means Search Results or Ads.

1.75A	“Revenue Share Distributor” has the meaning [***].

1.81

“Scraping” means the use of any automated means (for example scraping or robots) to access, query or otherwise to generate traffic in order to collect information from or relating to the Google Search Service or any other Google Product or from any website owned or operated by Google.

1.82	“Search Access Point” means [***].

1.83	“Search Query” means a voice or text query submitted by an End User into a Search Access Point for the purpose of receiving Search Results.

1.84	“Search Result” means any search result or action provided by Google in response to a query submitted by an End User into a Search Access Point.

1.85

“Search Results Page” means the Google hosted web page on Google.com or the country equivalent (e.g. Google.ru) containing Search Results and/or Ads that is made available in response to a Search Query.

1.86	Not used.

1.87	“Smartphone” means any mobile wireless device running the Android or iOS operating system, including tablets.

1.88	Not used.

1.89	“Term” means the Initial Term and any Google Extension.

1.90	“Territory” means [***].

1.91	“Third Party Distributor” means any individual or entity that directly or indirectly distributes and/or promotes any Opera Desktop Browser, Opera Mini Browser or Opera Mobile Browser.

1.92	“UK GDPR” means the EU GDPR as amended and incorporated into UK law under the UK European Union (Withdrawal) Act 2018, and applicable secondary legislation made under that Act.

1.93	“Updates” means updates, refreshes, corrections and modifications.

1.94	“User Personal Data” means any personal data as defined in the GDPR relating to an End User.

1.95	Not used.

1.96	Not used.

1.97

“Valid Search Query” means a Search Query or Next Search or Mobile Next Search (as applicable) received by Google which: (i) conforms to the applicable Google Technical Protocols; (ii) is not generated by any automated, deceptive, fraudulent or other invalid means (including robots, macro programs, and internet agents) as reasonably determined by Google; and (iii) contains the applicable Client ID.

2.	Google as Default Search Provider

2.1	Schedule One (Search Distribution) of this Agreement shall apply.

3.	Not used.

4.	Payment

4.1

Schedule One Payments. Google shall pay Opera any payments due pursuant to clause 6.1 of Schedule One on a calendar monthly basis, within forty five (45) days following the last day of the calendar month for which the payments are applicable.

4.2	Not used.

4.3

Notwithstanding any other provision of this Agreement, Google reserves the right to suspend any payments to Opera for one (1) month if Google reasonably suspects, in its sole discretion, artificially high performance or invalid generation of Payable Desktop Queries and/or Payable Mobile Queries. At the expiry of such one (1) month period Google will by the end of the next calendar month either (i) pay the amount accrued up until the last calendar month concluded under this Agreement, or (ii) terminate this Agreement if permitted pursuant to clause 9 below.

4.4

If, at any point during the Term, any taxes (other than taxes based on Google's net income) are, or become, payable in relation to the distribution of the Google Products pursuant to this Agreement, Opera will be responsible for paying such taxes. All payments to Opera from Google under this Agreement will be treated as exclusive of VAT (if applicable). If Google is obliged to withhold any taxes from such payments to Opera, Google will notify Opera of this and will make such payments net of the withheld amounts. Google will provide Opera with original or certified copies of tax payments (or other sufficient evidence of tax payments) if any of these payments are made by Google.

4.5

All payments due to Google or to Opera will be in United States Dollars and made by electronic transfer to the account notified to the paying party by the other party for that purpose. In all cases, the party receiving payment will be responsible for any bank charges assessed by the recipient's bank.

4.6

The party to whom any payment is owed may charge interest at the rate of 2% per annum above the base rate of Barclays Bank PLC from time to time, from the due date until the date of actual payment, whether before or after judgment, on any fee which is overdue pursuant to this Agreement.

4.7

In addition to other rights and remedies Google may have, Google may offset any payment obligations to Opera that Google may incur under this Agreement against any product or service fees owed to Google and not yet paid by Opera under any other agreement between Opera and Google.

4.8

If Google overpays Opera for any reason, Google will, unless it has notified Opera otherwise, within 180 days after the end of the Term, set off the overpaid amounts against Google’s payment obligations to Opera under this Agreement to which the overpaid amounts related, or require Opera to pay to Google within thirty (30) days of an invoice, any such overpaid amounts.

4.9

Opera may not charge any fees to End Users or Third Party Distributors in connection with the Google Products or any other Google applications or services made available under this Agreement. In the event that at any time during the Term, Opera becomes aware that any of its Third Party Distributors are charging any fees (except for data roaming fees and similar data charges) to End Users in connection with the Google Products or any Google applications or services made available under this Agreement, Opera shall: (a) immediately notify Google by email; and (b) if so requested by Google, work with Google to stop such actions and to prevent any further use of or access to the Google Products or other Google application or service through the applicable Included Opera Desktop Browser, Included Opera Mini Browser, Included Opera Mobile Browser or browser forming part of the Existing Install Base by such Third Party Distributor or further distribution by such Third Party Distributor of any versions of such Included Opera Desktop Browser, Included Opera Mini Browser or Included Opera Mobile Browser.

5.	Warranties

5.1	Google and Opera each warrant to the other that it shall use reasonable care and skill in complying with its obligations under this Agreement.

5.2

No conditions, warranties or other terms apply to the Google Products or to any other goods or services supplied by Google or Opera under this Agreement unless expressly set out in this Agreement. Subject to clause 7.1(b) no implied conditions, warranties or other terms apply (including any implied terms as to satisfactory quality, fitness for purpose or conformance with description).

6.	Indemnity

6.1

Subject to clause 6.2, Opera shall indemnify Google against all damages, liabilities costs and expenses (including settlement costs and reasonable legal fees) suffered by Google and/or any Google Group Company arising from any of the following (each a “Claim”): (i) Opera’s improper or unauthorised replication, packaging, marketing, distribution, implementation or installation of any Google Product or the Default Search Provider placement, including without limitation claims based on representations, warranties, or misrepresentations made by Opera; (ii) any claim that the Included Opera Desktop Browser, Included Opera Mini Browser, Included Opera Mobile Browser, the Existing Install Base and/or Opera Brand Features infringe(s) any Intellectual Property Rights of a third party (an “IP Claim”); and (iii) any End User claim arising out of or resulting from such End User’s use of the Included Opera Desktop Browser, Included Opera Mini Browser, Included Opera Mobile Browser or the Existing Install Base (save to the extent any such claim arises due to any Google Product), including without limitation any actions or claims in product liability, tort, contract or equity.

6.2

Google shall: (a) notify Opera of the Claim promptly after becoming aware of it; (b) provide Opera with reasonable information, assistance and cooperation in responding to and, where applicable, defending such Claim; and (c) give Opera full control and sole authority over the defence and settlement of such Claim. Google may appoint its own supervising counsel of its choice at its own expense.

7.	Limitation of Liability

7.1	Nothing in this Agreement shall exclude or limit either party’s liability for:

(a)	death or personal injury resulting from the negligence of either party or their servants, agents or employees;

(b)	fraud or fraudulent misrepresentation;

(c)	misuse of Confidential Information; and/or

(d)	payment of sums properly due and owing to the other in the course of normal performance of this Agreement.

7.2	Subject to clause 7.1, neither party shall be liable under or in connection with this Agreement (whether in contract, tort (including negligence) or otherwise) for any:

(a)	loss of anticipated savings;

(b)	loss of business opportunity;

(c)	loss of or corruption of data; or

(d)	indirect or consequential losses;

suffered or incurred by the other party, (whether or not such losses were within the contemplation of the parties at the date of this Agreement).

7.3	Subject to clause 7.1, Google will not have any obligations or liability under or in connection with this Agreement (whether in contract, tort or otherwise) in relation to any:

(a)	content, information or data provided to Google by Opera, End Users or any other third parties; or

(b)	Results or any third party web sites or content to which such Results may link.

7.4	[***]

7.5	[***]

8.	Confidentiality and Publicity

8.1

The recipient of any Confidential Information shall not disclose that Confidential Information, except to Group Companies, employees, agents and/or professional advisors who need to know it and who have agreed in writing (or in the case of professional advisors are otherwise bound) to keep it confidential. The recipient shall ensure that those people and entities: (a) use such Confidential Information only to exercise rights and fulfil obligations under this Agreement; and (b) keep such Confidential Information confidential. The recipient may also disclose Confidential Information when required by law after giving reasonable notice to the discloser, such notice to be sufficient to give the discloser the opportunity to seek confidential treatment, a protective order or similar remedies or relief prior to disclosure.

8.2

Neither party may issue any press release regarding or in connection with this Agreement without the other party’s prior written approval. Google agrees that Opera may issue public announcements when required by law, including announcements to the Nasdaq stock exchange, without having to obtain Google’s prior consent, provided always that Opera provides Google with prior notice of any announcement required by law unless it is not possible for Opera to provide advance notice in the circumstances in which case Opera shall provide notice as soon as the announcement has occurred (notice by email being acceptable). [***].

8.3	[***].

8A.	Personal Data.

8A.1         The parties agree to the Google Controller-Controller Data Protection Terms at https://privacy.google.com/businesses/gdprcontrollerterms/ (the “Controller Terms”). The parties agree that in respect of this Agreement the term "Controller Services" in the Controller Terms refers to the provision of the Included Opera Browsers by Opera and provision of the Google Product(s) by Google.

8A.2         Without prejudice to the Controller Terms, to the extent that either party accesses, uses or otherwise processes User Personal Data in connection with this Agreement, each party will comply with its obligations under applicable data protection laws and regulations in connection with such User Personal Data (“Data Protection Laws”).

8A.3         Without prejudice to the Controller Terms, each party will individually determine the purposes and means of its processing of User Personal Data and, where relevant under applicable Data Protection Laws, the Parties acknowledge that each is an independent data controller in respect of its processing of User Personal Data.

8A.4         Without prejudice to the Controller Terms, for the avoidance of doubt, neither party, in connection with this Agreement, will provide or otherwise make available to the other party User Personal Data, nor personal data of any other individual persons that are prospective or existing customers of either party.

8A.5         Without prejudice to the Controller Terms, to the extent required under the European Data Protection Legislation, the parties agree to cooperate in fulfilling their respective obligations to respond to requests made of them by Controller Data Subjects who are exercising their rights under the European Data Protection Legislation. In this Section 10.2(e), the terms “Controller Data Subject” and “European Data Protection Legislation” have such meanings as are ascribed to them in the Controller Terms.

9.	Term and Termination

9.1

Unless terminated earlier in accordance with its terms, this Agreement will begin on the Effective Date and continue for the Term. Google may extend the Initial Term by a one off 12 month period (the “Google Extension”) by providing at least 30 (thirty) days written notice before the end of the Initial Term.

9.2

Either Google or Opera may suspend performance and/or terminate this Agreement with immediate effect, if the other party: (a) is in material breach of this Agreement where the breach is incapable of remedy; or (b) is in material breach of this Agreement where the breach is capable of remedy and fails to remedy that breach within thirty (30) days after receiving written notice of such breach.

9.3

Either Google or Opera may suspend performance and/or terminate this Agreement with immediate effect, if in respect of the other party or any Group Company of the other party any of the following events occur:

(a)	it is, or is deemed for the purposes of any applicable law to be, unable to pay its debts as they fall due for payment;

(b)

a petition is presented or documents filed with a court or any registrar or any resolution is passed for its winding-up, administration or dissolution or for the seeking of relief under any applicable bankruptcy, insolvency, company or similar law;

(c)

any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, supervisor, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets;

(d)	any event analogous to the events listed in (a) to (c) above takes place in respect of it in any jurisdiction.

9.4	Notwithstanding any other provision of this Agreement, Google may terminate this Agreement immediately upon written notice to Opera if:

(a)

Opera is in breach (whether or not material) of clause 14 (Prohibited Actions), provided that Google provides such written notice of termination to Opera within thirty (30) days of the date on which Google became aware of the relevant breach (and such termination right shall be without prejudice to Google’s rights under clause 9.2);

(b)

if Opera is in material breach of any Termination Trigger Clause (as defined below) and, where such breach is capable of remedy, fails to remedy that breach within fourteen (14) days after receiving written notice of the breach; or

(c)	if Opera is in breach (whether or not material) of a Termination Trigger Clause and fails to remedy that breach within thirty (30) days after receiving written notice of the breach.

9.5	For the purposes of this clause 9, a “Termination Trigger Clause” means each of the following clauses:

(a)	Clause 13 (Third Party Distribution); and

(b)	[***].

9.6

Notwithstanding any other provision of this Agreement, Google may terminate this Agreement immediately upon notice to Opera if Opera is in material breach of this Agreement more than twice notwithstanding any cure of such breaches.

9.7

Notwithstanding any other provision of this Agreement, in the event that the government or controlling body of any country or territory in which Google Products are distributed imposes any law, restriction or regulation that makes it illegal to distribute the Google Products, or any portion thereof, into such country or territory, or if any such law, restriction or regulation places a substantial burden on Google, where substantial is measured with respect to Google’s economic benefit under this Agreement, as determined by Google in its reasonable and good faith judgment (such substantial burden, a “Substantial Burden”), then Google may require Opera to suspend all distributions of Google Products in such country or territory until such time as such law, restriction or regulation is repealed or nullified or modified such that it is no longer illegal or a Substantial Burden, as applicable, for Google Products to be distributed in such country or territory (“Google Special Suspension”). If a Google Special Suspension occurs, Parties will negotiate in good faith to lower the Minimum Query Thresholds set out in clause 7 of Schedule One as well as the payments due under clause 6 of Schedule One. Notwithstanding any other provision of this Agreement, in the event that the government or controlling body of any country or territory in which Opera Browsers are distributed imposes any law, restriction or regulation that makes it illegal to distribute the Opera Browsers, or any portion thereof, into such country or territory, or if any such law, restriction or regulation places a substantial burden on Opera, where substantial is measured with respect to Opera’s economic benefit under this Agreement, as determined by Opera in its reasonable and good faith judgment (such substantial burden, a “ Substantial Burden”), then Opera may suspend all distributions of Opera Desktop Browsers, Opera Mini Browsers or Opera Mobile Browsers in such country or territory until such time as such law, restriction or regulation is repealed or nullified or modified such that it is no longer illegal or a Substantial Burden, as applicable, for such browsers to be distributed in such country or territory (“Opera Special Suspension”). If an Opera Special Suspension occurs, Parties will negotiate in good faith to lower the Minimum Query Threshold of clause 7 in Schedule One as well as the payments due under clause 6 of Schedule One.

9.8

Upon the expiration or termination of this Agreement for any reason: (a) all rights and licences granted by each party under this Agreement shall cease immediately; (b) if requested, each party shall use its reasonable endeavours to promptly return to the other party, or destroy and certify the destruction of, all Confidential Information disclosed to it by the other party; (c) the fees payable to Opera hereunder will immediately cease accruing following such expiration or termination of this Agreement, and Google will within sixty (60) days pay to Opera any undisputed amounts which have accrued from the time of the most recent payment to Opera through the date of termination or expiration of this Agreement; (d) Opera will promptly pay to Google any amounts owed to Google; and (e) if requested by Google, Opera will immediately stop marketing and distributing the Google Products to the extent technically possible.

9.9	Neither party will be liable to the other for any damages resulting solely from termination of this Agreement as permitted for under this Agreement.

10.	The rights and obligations of any clauses which under their terms or by implication ought to survive, shall survive the expiration or termination of this Agreement.

11.	Intellectual Property Rights

11.1

Opera acknowledges that Google and/or its licensors own all right, title and interest, including without limitation all Intellectual Property Rights in and to the Google Products, the Google Brand Features, and all improvements thereof. Google will not be restricted from selling, licensing, modifying, or otherwise distributing the Google Products and/or the Google Brand Features to any third party.

11.2

Except to the extent expressly stated otherwise in this Agreement, neither Google nor Opera shall acquire any right, title, or interest in any Intellectual Property Rights belonging to the other party, or the other party’s licensors. Any rights not expressly granted herein are deemed withheld.

12.	Trade Mark Licence

12.1

Google grants to Opera a non-exclusive, non-transferable and non-sublicensable licence during the Term to use Google’s Brand Features solely to fulfil Opera’s obligations under this Agreement in accordance with its terms, subject to compliance with the Google Branding Guidelines as notified by Google to Opera from time to time. Any use of Google’s Brand Features pursuant to this Agreement is subject to Google’s prior written permission (including via email).

12.1A

If permitted by Google in writing, in its sole discretion (which may be revoked by written notice at any time), Opera may pre load bookmarks to Google Products into such Opera Mini Browsers and/or Opera Mobile Browsers as Google may specify, in accordance with the licence in clause

12.1	of this Agreement.

12.2	All goodwill arising from the use by Opera of Google’s Brand Features shall belong to Google. Opera acknowledges that the Google Brand Features are owned solely by Google and Google Group Companies.

12.3

Opera grants to Google and each Google Group Company a non-exclusive licence during the Term to: (a) use Opera Brand Features to exercise its rights and fulfil its obligations under this Agreement and in its marketing material and both internal and external presentations, subject to compliance with the then current Opera trademark branding guidelines (currently located at www.opera.com/portal/contract/trademark) as notified by Opera to Google from time to time; and (b) sub-licence the rights granted in this clause to Mobile Operators. All goodwill arising from the use by Google of Opera Brand Features and trademarks shall belong to Opera.

13.	Third Party Distribution

13.1

Subject to compliance with the remainder of this clause 13, Opera may distribute Google Opera Browsers to Third Party Distributors, provided that such Google Opera Browsers are not modified in any way prior to use by End Users.

13.2

Opera shall, and shall ensure that each Third Party Distributor shall, distribute Google Opera Browsers in a manner that is no less protective of the Google Products and Google than the terms of this Agreement and shall include at a minimum and without limitation, contractual provisions which disclaim, to the extent permitted by applicable law:

(a)	Google's liability for any damages, whether direct, indirect, incidental or consequential; and

(b)

all warranties with respect to Google, including warranties of merchantability, fitness for a particular purpose, and non-infringement (for avoidance of doubt, these disclaimers may be accomplished using a phrase such as "Opera’s suppliers" and need not specify Google by name).

13.3

During the Term, Opera shall, and shall require each Third Party Distributor to, comply with Google’s Client Application Guidelines, available at the following link: https://support.google.com/adsense/answer/10926790 (as may be updated by Google from time to time, the “Client Application Guidelines”.

13.4	Google in its sole discretion may direct Opera to cease distributing Google Opera Browsers to or through any Third Party Distributor that, in Google’s sole discretion:

(a)	is not compliant with the Client Application Guidelines;

(b)	would harm or devalue Google’s business, brand or name; and/or

(c)	violate Google’s privacy policy.

In such circumstances, as soon as reasonably practicable (but in no event longer than fourteen (14) days following receipt of Google’s notice), Opera shall cause the relevant Third Party Distributor(s) to cease distribution of such Google Opera Browser and Google will have no obligation under clause 6.1 of Schedule One of this Agreement with respect to any Search Queries submitted to Google from any such Google Opera Browser. Any such Opera Desktop Browser, Opera Mobile Browser or Opera Mini Browser that Opera subsequently allows such Third Party Distributor to distribute shall not include any of the Google Products and/or Brand Features (and, for the purposes of this Agreement, shall be deemed to be an Excluded Opera Browser).

13.5

Opera shall ensure that no Third Party Distributor bundles any software or browser extensions in or with Google Opera Browsers without Google’s prior written approval, and if Google grants its approval, Opera shall provide Google with information about any such bundling arrangements at Google’s request

13.6	[***].

13.7	[***].

13.8	[***].

14.	Prohibited Actions.

14.1	Opera shall not, and shall not knowingly allow any third party to (and shall require that Third Party Distributors do not, and do not knowingly allow any third party to):

(a)	modify, obscure or prevent the display of all, or any part of, any Results;

(b)	edit, filter, truncate, append terms to or otherwise modify any search query entered into a Search Access Point;

(c)	implement any click tracking or other monitoring of Results;

(d)	display any Results in pop-ups, pop-unders, exit windows, expanding buttons, animation or other similar methods;

(e)	interfere with the display of or frame any Search Results Page or any page accessed by clicking on any Results;

(f)

(without prejudice to the generality of clause 14.1(e) above) edit, modify, truncate, filter or change the order of the information contained on any Search Results Page, including but not limited to commingling any Search Results and/or Ads with search and/or advertising results provided by a third party;

(g)

(without prejudice to the generality of clause 14.1(e) above) minimise, remove or otherwise inhibit the full and complete display of any Search Results Page (including any Search Results and/or Ads) and/or the corresponding Destination Pages;

(h)	display any content between any Results and the corresponding Destination Page or place any interstitial content immediately before any Search Results Page;

(i)

save to the extent permitted pursuant to clause 13.6 of this Agreement above, enter into any type of co-branding, white labelling, syndication or subsyndication arrangement with any third party in connection with any Google Product, any Results or Ad Revenue (including any arrangement under which a third party pays to or receives from Opera any fees, revenue share or other amounts in return for the display of Results and/or access to Google Products);

(j)

transfer, sell, lease, lend or use for timesharing, service bureau or other unauthorised purposes, the Google Products or access thereto (including, but not limited to Search Results and/or Ads, or any part, copy or derivative thereof);

(k)

directly or indirectly, (i) offer incentives to End Users or any other persons to generate Search Queries or clicks on Results, (ii) fraudulently (or through any automated, deceptive or other invalid means, including, but not limited to, click spam, robots, macro programs, and Internet agents) generate Search Queries or clicks on Results or (iii) modify Search Queries or clicks on Results;

(l)	“crawl”, “spider”, index or in any non-transitory manner store or cache information obtained from the Google Search Service (including any Results);

(m)	redirect an End User away from a Search Results Page and/or a Destination Page;

(n)

remove, deface, obscure, or alter Google's copyright notice, trademarks or other proprietary rights notices affixed to or provided as a part of the Google Products (including on any Search Results Page), or any other Google technology, software, materials and documentation provided to Opera in connection with this Agreement;

(o)

modify, adapt, translate, prepare derivative works from, decompile, reverse engineer, disassemble or otherwise attempt to derive source code from the Google Search Service, Google data protocols or any other Google Product or Google technology, content, data, routines, algorithms, methods, ideas design, user interface techniques, software, materials and documentation;

(p)

place or associate anything on or near any Search Access Point or the Google Search Service that in any way implies that Google is responsible for any content, information or web site accessed via any Google products or services;

(q)	create or attempt to create a substitute or similar service or product through use of or access to any of the Google Products or proprietary information related thereto;

(r)

provide End Users with access (directly or indirectly) to any Results or Google Products using any application, plug-in, helper, component or other executable code that runs on a user’s computer. For the avoidance of doubt, an End User using any browser add-ons or third party extension hosted by Opera (prior to such add-on or extension being taken down pursuant to Opera’s standard take-down procedure) to access such Results or Google Products shall not be considered a Prohibited Action;

(s)

display on any web site which is distributed by Opera with an Included Opera Browser, the Existing Install Base, or otherwise promoted by Opera to End Users of an Included Opera Browser and/or the Existing Install Base in connection with their use of the Included Opera Browser, the Existing Install Base and/or any content that violates or encourages conduct that would violate any applicable laws, any third party rights or the Google Technical Protocols;

(t)

distribute the Google Products, either in whole or in part, in any way or to any other person, other than as permitted by this Agreement, without the prior written consent of Google or for unauthorised purposes;

(u)	serve or otherwise place any advertisements within or on top of any Search Access Point;

(v)

block or otherwise take any action to prevent or hinder access by End Users to the Google Products, Search Access Points or to any information required to use Google applications or services, except to the extent that standard content filtering solutions such as IWF filtering and filtering solutions required by Opera's Third Party Distributors or by regulatory authorities would filter any such information;

(w)	enable or allow any third party to access or use any User Personal Data related to Google’s Products (unless aggregated and anonymised) or any Client ID;

(x)	enable or permit Scraping; or

(y)

insert into the Included Opera Browser or the Existing Install Base any viruses, worms, date bombs, time bombs, or other code that is specifically designed to cause a Google Product to cease operating, or to damage, interrupt, allow access to or interfere with a Google Product.

14.2

Opera shall, and shall require that Third Party Distributors, take appropriate measures to prevent any third party from carrying out any of the activities in clause 14.1, where it is reasonably possible for such measures to be implemented.

15.	Other Agreements.

15.1

With effect from the Effective Date, this Agreement replaces and supersedes the agreements between the parties listed at (a) to (c) below (the “Original Agreements”). Nothing in this Agreement shall affect the rights, obligations and liabilities of the parties arising under the Original Agreements prior to the Effective Date:

(a)

strategic affiliate agreement dated as of September 5, 2001 (as amended by amendments one to twelve) which is hereby terminated with effect on and from the Effective Date and notwithstanding the foregoing the parties agree that Google’s obligation to continue to pay Opera a “Referral Traffic Payment” following termination of the agreement shall not apply following termination of such agreement;

(b)	Google distribution agreement with an effective date of 1 November 2009 (as amended by amendments one to seven) which is hereby terminated with effect on and from the Effective Date; and

(c)	promotion and distribution agreement effective as of 1 November 2011, which is hereby terminated with effect on and from the Effective Date.

16.	Technical Implementation.

16.1	Upon Google’s request, Opera shall provide Google with the latest version of the Opera Desktop Browser, Opera Mini Browser and/or the Opera Mobile Browser for testing and evaluation purposes [***].

16.2

Google will assign a technical representative to Opera, who will provide reasonable assistance to Opera with the implementation of the Opera Desktop Browser, Opera Mini Browser and/or Opera Mobile Browser in accordance with this Agreement. The Google technical representative will only be responsible for providing assistance to Opera, and will not provide any direct support to End Users or any other third party. Opera will assign a technical representative to Google who will act as the primary contact for Google in any technical or support issues. Each party shall use reasonable endeavours to respond to technical and support queries within seven (7) days of receiving the query.

16.3

Opera shall provide support services with respect to each Included Opera Browser and/or the Existing Install Base to End Users as generally available at its own expense. Google will make available support to End Users as generally available for all users of the same Google Products, applications or services distributed organically by Google.

16.4

If Google modifies the Google Branding Guidelines, the Google Technical Protocols or any other technical requirements and such modification requires action by Opera, Opera will implement the applicable changes no later than thirty (30) days from receipt of notice from Google, or such longer time frame as may be agreed by Google in writing (including by email).

16.5

Google may require Opera to make immediate fixes or changes to the implementation of any Included Opera Browser, the Existing Install Base or Search Access Point if a fault in such implementation could reasonably cause or is causing an interruption or degradation of the applicable Google Product and Opera shall make such fixes or changes as soon as reasonably possible.

17.	General

17.1	The words "include" and "including" will not limit the generality of any words preceding them.

17.2

All notices of termination or breach must be in English, in writing, addressed to the other party’s legal department and: (a) if for Opera, sent to Opera’s address or fax number, Attn. General Counsel; and (b) if for Google to [***], or such other address as either party has notified to the other in accordance with this clause. All other notices must be in English, in writing, addressed to the other party’s primary contact and sent to their then current postal address or email address. All notices shall be deemed to have been given on receipt as verified by written or automated receipt or electronic log (as applicable).

17.3

Neither party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other, except that Google may assign its rights and/or obligations under this Agreement to any Google Group Company without Opera’s consent. Any other attempt to transfer or assign is void.

17.4

A party may terminate this Agreement immediately upon written notice if there is a Change of Control of the other party, other than in the context of an internal solvent restructuring or reorganisation of its Group Companies. In this clause the term "Control" shall mean the possession by any person(s) directly or indirectly of the power to direct or cause the direction of another person and "Change of Control" is to be construed accordingly. The party experiencing such Change of Control will notify the other party in writing of this within thirty (30) days after the Change of Control. If the terminating party has not exercised its right of termination under this clause within thirty (30) days following receipt of notice of the other party’s Change of Control, that right of termination will expire.

17.5

Opera will comply with all applicable export and re-export control laws and regulations (“Export Laws”), which the parties agree include: (i) the Export Administration Regulations maintained by the U.S. Department of Commerce, (ii) trade and economic sanctions maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, and (iii) the International Traffic in Arms Regulations maintained by the U.S. Department of State. Google will provide Opera with reasonable assistance in providing information pertaining to the Google technologies made available to Opera pursuant to this Agreement as is required by Opera to meet its obligations under this clause.

17.6

Opera will comply with all applicable anti-bribery laws, including the US Foreign Corrupt Practices Act of 1977, 15 U.S.C. Section 78dd-1, et seq (“Anti-Bribery Laws”), which prohibits corrupt offers of anything of value to a government official to obtain or keep business. Opera will not engage in any conduct that could create liability for Google under any Anti-Bribery Laws. If Opera does not comply with this Section, such non-compliance will be considered a material breach of this Agreement and Google may terminate this Agreement immediately.

17.7	Opera may not sub-contract its obligations under this Agreement, in whole or in part, without the prior written consent of Google.

17.8	Except as expressly stated otherwise, nothing in this Agreement shall create or confer any rights or other benefits in favour of any person other than the parties to this Agreement.

17.9	Except as expressly stated otherwise, nothing in this Agreement shall create an agency, partnership or joint venture of any kind between the parties.

17.10	Neither party shall be liable for failure to perform or delay in performing any obligation under this Agreement if the failure or delay is caused by any circumstances beyond its reasonable control.

17.11	Failure or delay in exercising any right or remedy under this Agreement shall not constitute a waiver of such (or any other) right or remedy.

17.12	The invalidity, illegality or unenforceability of any term (or part of a term) of this Agreement shall not affect the continuation in force of the remainder of the term (if any) and this Agreement.

17.13

Subject to clause 7.1(b), this Agreement sets out all terms agreed between the parties in relation to its subject matter and supersedes all previous agreements between the parties relating to the same. In entering into this Agreement neither party has relied on any statement, representation or warranty not expressly set out in this Agreement.

17.14

This Agreement is governed by English law and the parties submit to the exclusive jurisdiction of the English courts in relation to any dispute (contractual or non-contractual) concerning this Agreement, except that either party may apply to any court for an injunction or other relief to protect its Intellectual Property Rights. If this Agreement is translated into any other language, if there is conflict the English text will take precedence.

SCHEDULE ONE – SEARCH DISTRIBUTION

[***]

SCHEDULE TWO

[***]

EXHIBIT A

[***]

EXHIBIT B

[***]

EXHIBIT C

[***]